UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Rose Rock Midstream, L.P.

(Name of Issuer)

Common units representing limited partner interests

(Title of Class of Securities)

777149105

(CUSIP Number)

Candice L. Cheeseman

General Counsel and Secretary

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 777149105	Page 2 of 10

1	Names of reporting persons SemGroup Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 20,704,418
	9	Sole dispositive power -0-
	10	Shared dispositive power 20,704,418
11	Aggregate amount beneficially owned by each reporting person 20,704,418
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 56.3%
14	Type of reporting person (see instructions) CO

CUSIP No. 777149105	Page 3 of 10

1	Names of reporting persons Rose Rock Midstream Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 20,704,418
	9	Sole dispositive power -0-
	10	Shared dispositive power 20,704,418
11	Aggregate amount beneficially owned by each reporting person 20,704,418
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 56.3%
14	Type of reporting person (see instructions) OO

CUSIP No. 777149105	Page 4 of 10

1	Names of reporting persons Rose Rock Midstream Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 171,218
	9	Sole dispositive power -0-
	10	Shared dispositive power 171,218
11	Aggregate amount beneficially owned by each reporting person 171,218
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.5%
14	Type of reporting person (see instructions) CO

CUSIP No. 777149105	Page 5 of 10

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the original Schedule 13D filed by the undersigned on January 17, 2012, as amended by Amendment No. 1 thereto filed by the undersigned on January 22, 2013, as further amended by Amendment No. 2 thereto filed by the undersigned on January 10, 2014, and as further amended by Amendment No. 3 thereto filed by the undersigned on July 3, 2014 (as amended, the “Original 13D”). This Amendment No. 4 amends the Original 13D as specifically set forth herein. This Schedule 13D relates to common units (“Common Units”) representing limited partner interests in Rose Rock Midstream, L.P. (the “Issuer”). The Issuer is a Delaware limited partnership with its principal executive offices located at Two Warren Place, 6120 S. Yale, Suite 700, Tulsa, Oklahoma 74136-4216.

Item 2.	Identity and Background

Item 2 of the Original 13D is hereby amended and restated as below:

This Amendment No. 4 is filed jointly by the following persons (collectively, the “Reporting Persons”):

1.	SemGroup Corporation, a Delaware corporation (“SemGroup”), whose principal business is to provide gathering, transportation, storage, distribution, marketing, and other midstream services primarily to independent producers, refiners of petroleum products, and other market participants located in the Midwest and Rocky Mountain regions of the United States of America, Canada and the West Coast of the United Kingdom.

2.	Rose Rock Midstream Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is the ownership of 20,704,418 Common Units and 100% of the interests in the general partner of the Issuer.

3.	Rose Rock Midstream Corporation, a Delaware corporation (“RRMC”), whose principal business is the ownership of 171,218 Common Units.

Holdings is a direct, wholly-owned subsidiary of SemGroup. RRMC is a direct, wholly-owned subsidiary of Holdings. SemGroup is a New York Stock Exchange (“NYSE”) listed company, whose common stock trades on the NYSE under the symbol “SEMG”.

The principal business and office address of each of the Reporting Persons is Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216.

The name and present principal occupation of each director and executive officer of SemGroup (collectively, the “SemGroup Directors and Officers”) are set forth below. All executive officers and directors listed are United States citizens.

Name	Principal Occupation
Carlin G. Conner*	SemGroup Director, President and Chief Executive Officer
John F. Chlebowski*	SemGroup Chairman of the Board of Directors and Director
Ronald A. Ballschmiede*	SemGroup Director
Sarah M. Barpoulis(1)	SemGroup Director and provides asset management and advisory services to the merchant energy sector through Interim Energy Solutions, LLC
Karl F. Kurz*	SemGroup Director
Thomas R. McDaniel*	SemGroup Director
James H. Lytal*	SemGroup Director
Robert N. Fitzgerald*	SemGroup Senior Vice President and Chief Financial Officer
Candice L. Cheeseman*	SemGroup General Counsel and Secretary
Timothy R. O’Sullivan*	SemGroup Vice President, Corporate Planning and Strategic Initiatives
Peter L. Schwiering*	SemGroup Vice President

CUSIP No. 777149105	Page 6 of 10

*	The business address of each such person is c/o SemGroup Corporation, Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216.
(1)	Her business address is 9828 Wilden Lane, Potomac, MD 20854-2055.

Each of Carlin G. Conner, Robert N. Fitzgerald and Timothy R. O’Sullivan is also a director on the board of directors of each of Holdings and RRMC. Carlin G. Conner is President and Chief Executive Officer of each of Holdings and RRMC. Robert N. Fitzgerald is Senior Vice President and Chief Financial Officer of each of Holdings and RRMC. Timothy R. O’Sullivan is Vice President of each of Holdings and RRMC. Candice L. Cheeseman is General Counsel and Secretary of each of Holdings and RRMC. Peter L. Schwiering is Chief Operating Officer of each of Holdings and RRMC. Paul Largess (“Largess”) is Vice President, Controller and Chief Accounting Officer of each of Holdings and RRMC. Largess’ business address is c/o SemGroup Corporation, Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216. Largess is a United States citizen and his principal occupation is Vice President, Controller and Chief Accounting Officer of SemGroup. The SemGroup Directors and Officers, Largess and the Reporting Persons are collectively referred to herein as the “Covered Persons”.

(d) During the last five years, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Covered Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended to add the following:

Class A Units Conversion

On January 1, 2015, certain operational targets were achieved by White Cliffs Pipeline, L.L.C., a 51% subsidiary of the Issuer, and all 3,750,000 Class A units of the Issuer owned by Holdings were automatically converted to Common Units on a one-for-one basis.

Contribution Agreement

On February 13, 2015, SemGroup entered into an Amended and Restated Contribution Agreement (the “Contribution Agreement”) with Holdings, SemDevelopment, L.L.C., Rose Rock Midstream GP, LLC (the “General Partner”), Rose Rock Midstream Operating, LLC, and the Issuer. Pursuant to the terms of the Contribution Agreement, on February 13, 2015, the Issuer acquired (i) SemGroup’s 100% interest in Glass Mountain Holding, LLC which owns a 50% interest in Glass Mountain Pipeline, LLC, which owns a 215-mile crude oil pipeline in western and north central Oklahoma and (ii) a 100% interest in Wattenberg Holding, LLC, which owns the Wattenberg Oil Trunkline, a pipeline system that transports crude oil from Noble Energy, Inc.’s production facilities in the DJ Basin to the White Cliffs pipeline system (the “Subject Interests”) in exchange for the Aggregate Consideration (as defined below) (the “Drop-Down Transaction”).

The aggregate consideration for the Subject Interests (the “Aggregate Consideration”) consisted of (i) cash of approximately $251.2 million, (ii) the issuance of 1,750,000 Common Units (“Drop Down Common Units”) and (iii) an increase of the capital account of the General Partner, the general partner of the Issuer, to allow it to maintain its 2% general partner interest in the Partnership through the issuance of 82,653 notional general partner units to the General Partner (such issued Drop Down Common Units and notional general partner units are collectively referred to as the “Unit Consideration”). The Contribution Agreement also includes customary representations and warranties, indemnification obligations and covenants by the Parties, subject to the limitations set forth therein.

CUSIP No. 777149105	Page 7 of 10

The foregoing description of the Contribution Agreement and the Drop-Down Transaction is not complete and is subject to and qualified in its entirety by reference to the full text of the Contribution Agreement, which is filed as Exhibit 1 to this Amendment No. 4 and is incorporated by reference herein.

Subordinated Units Conversion

On February 17, 2015, certain targets specified in the Issuer’s partnership agreement were achieved and all 8,389,709 of the subordinated units of the Issuer owned by Holdings were automatically converted to Common Units on a one-for-one basis.

The following Covered Persons own Common Units as follows:

Covered Person	Number of Common Units
Carlin G. Conner	22,168
John F. Chlebowski	10,000
Sarah M. Barpoulis	5,000
Karl F. Kurz	5,000
Robert N. Fitzgerald	12,671
Candice L. Cheeseman	11,063
Timothy R. O’Sullivan	7,578
Peter L. Schwiering	17,233
Paul Largess	2,221
Thomas R. McDaniel	7,184

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated as below:

(a)(b) The information contained on the cover pages and in Items 2 and 3 of this Amendment No. 4 is incorporated herein by reference.

SemGroup, Holdings and RRMC are the beneficial owners of the number and percentage of Common Units stated in rows (11) and (13) on the respective corresponding cover pages hereto.

Holdings is a direct, wholly-owned subsidiary of SemGroup and RRMC is a direct, wholly-owned subsidiary of Holdings. As such, the Common Units directly owned by RRMC are also shown as beneficially owned by each of Holdings and SemGroup and the Common Units directly owned by Holdings are also shown as beneficially owned by SemGroup. By reason of these relationships, SemGroup is reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the Common Units directly owned by each of Holdings and RRMC. Holdings is reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the Common Units directly owned by RRMC.

The ownership percentages included in this Amendment No. 4 for the Reporting Persons is based on 36,788,412 Common Units outstanding, which figure is disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2014.

Neither the filing of this Amendment No. 4 nor any of its contents shall be deemed to constitute an admission by any of the Covered Persons (other than by such Covered Person solely with respect to the Common Units owned directly by such Covered Person) that they are the beneficial owner of any of the Common Units referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Covered Person (other than by such Covered Person solely with respect to the Common Units owned directly by such Covered Person) except to the extent of such Covered Person’s pecuniary interest, if any, in the Common Units.

CUSIP No. 777149105	Page 8 of 10

(c) Carlin Conner received an award of 4,521 Common Units under the Rose Rock Equity Incentive Plan on March 2, 2015. Robert N. Fitzgerald received an award of 2,372 Common Units under the Rose Rock Equity Incentive Plan on March 2, 2015. Candice L. Cheeseman received an award of 1,182 Common Units under the Rose Rock Equity Incentive Plan on March 2, 2015. Timothy R. O’Sullivan received an award of 1,223 Common Units under the Rose Rock Equity Incentive Plan on March 2, 2015. Peter L. Schwiering received an award of 2,622 Common Units under the Rose Rock Equity Incentive Plan on March 2, 2015. Paul Largess received an award of 476 Common Units under the Rose Rock Equity Incentive Plan on March 2, 2015. Except for the described issuances under the Rose Rock Equity Incentive Plan and the issuances described in Item 3 above, the Covered Persons have not engaged in any transactions in any equity securities of the Issuer during the past 60 days.

(d)(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended to add the following:

The information contained in Items 2 and 3 of this Amendment No. 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

1	Amended and Restated Contribution Agreement, dated as of February 13, 2015, by and among Rose Rock Midstream, L.P., Rose Rock Midstream Holdings, LLC, SemDevelopment, L.L.C., Glass Mountain Holding, LLC, Rose Rock Midstream GP, LLC and Rose Rock Midstream Operating, LLC (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on March 25, 2015, and incorporated herein in its entirety by reference).

CUSIP No. 777149105	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2015

SEMGROUP CORPORATION

By:	/s/ Robert N. Fitzgerald
Name:	Robert N. Fitzgerald
Title:	Senior Vice President and Chief Financial Officer

ROSE ROCK MIDSTREAM HOLDINGS, LLC

By:	/s/ Robert N. Fitzgerald
Name:	Robert N. Fitzgerald
Title:	Senior Vice President and Chief Financial Officer

ROSE ROCK MIDSTREAM CORPORATION

By:	/s/ Robert N. Fitzgerald
Name:	Robert N. Fitzgerald
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1	Amended and Restated Contribution Agreement, dated as of February 13, 2015, by and among Rose Rock Midstream, L.P., Rose Rock Midstream Holdings, LLC, SemDevelopment, L.L.C., Glass Mountain Holding, LLC, Rose Rock Midstream GP, LLC and Rose Rock Midstream Operating, LLC (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on March 25, 2015, and incorporated herein in its entirety by reference).